Mobile Services Group, Inc.
2540 Foothill Boulevard, Second Floor
La Crescenta, CA 91214

July 30, 2002

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Katharine Hsu

Re:	Mobile Services Group, Inc. Registration Statement on Form S-1 File No.: 333-84874

Ladies and Gentlemen:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mobile Services Group, Inc. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Registration No.: 333-84874 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2002.

          The Registrant proposed to register shares of its common stock under the Registrant Statement. Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the offering of securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

          Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

          If you have any questions regarding the foregoing application for withdrawal, please contact me at (818) 249-0291, extension 211.

Very truly yours,

/s/ CHRISTOPHER WILSON Christopher Wilson, Esq. General Counsel Mobile Services Group, Inc.

cc:      Paul Hurlburt, Listing Qualifications , Nasdaq Stock Market, Inc.